EXHIBIT 99




IES Utilities Inc. (Utilities) is a wholly-owned subsidiary of IES Industries Inc. (Industries). Substantially all of the information required for Utilities with respect to Form 10-K Items 11, 12 and 13 is included in Industries' definitive proxy statement prepared for the 1994 annual meeting of the shareholders, which will be filed with the Commission on or about April 4, 1994. Attached hereto are the applicable pages from Industries' definitive proxy statement.


IES INDUSTRIES DEFINITIVE PROXY STATEMENT TO BE FILED ON OR ABOUT
APRIL 4, 1994.


                      NOMINATION AND ELECTION OF DIRECTORS

 Eleven directors will be elected by the Shareholders at the Annual Meeting to serve until the next annual meeting or until their respective successors have been duly elected and qualified. All of the nominees have previously been elected as directors by the Shareholders. Under the provisions of the Merger Agreement (approved by Shareholders), effective July 1, 1991, between IE Industries Inc. ("IE Industries") and Iowa Southern Inc. ("Iowa Southern") forming IES Industries Inc., the Board was increased to sixteen members, integrating directors from both companies. At this time, pursuant to agreement with the former Iowa Southern directors, the Board of Directors will be reduced to eleven members. The current members of the Board of Directors who are not running for reelection are: Robert F. Brewer, Dr. Salomon Levy, Rene H. Males and Larry D. Root. IES Industries' principal subsidiary is IES Utilities Inc. ("IES Utilities"), the surviving corporation following the merger of Iowa Southern Utilities Company into Iowa Electric Light and Power Company ("Iowa Electric") on December 31, 1993.

  In the event that any nominee should become unavailable for election, which is not now contemplated, the Board of Directors reserves discretionary authority to designate a substitute nominee. Proxies will be voted for the election of such other nominee or nominees as may be so designated by the Board of Directors.

NOMINEES FOR ELECTION AS DIRECTORS

 NAME OF NOMINEE AND PRINCIPAL OCCUPATION OR EMPLOYMENT                DIRECTOR
                           (1)                               AGE        SINCE
 ------------------------------------------------------      ---       --------
C.R.S. Anderson, Retired Chairman of the Board of the        66          1978(2)
 Company
J. Wayne Bevis, Vice Chairman & Chief Executive Officer,     59          1987
 Pella Corporation (Window and Door Manufacturing),
 Pella, Iowa
Dr. George Daly, Dean, Leonard Stern School of Business,     53          1988
 New York University, New York, New York (3)
Blake O. Fisher, Jr., Executive Vice President & Chief        49         1991
 Financial Officer of the Company (4)
G. Sharp Lannom, IV, President & Chief Executive Officer,     55         1987(2)
 DeLong Sportswear, Inc. (Sportswear Manufacturing),
 Grinnell, Iowa
Lee Liu, Chairman of the Board, President & Chief             60         1981
 Executive Officer of the Company
Robert D. Ray, President & Chief Executive Officer, Blue      65         1987
 Cross and Blue Shield of Iowa (Insurance), Des Moines,
 Iowa
David Q. Reed, Attorney and Counselor at Law, Kansas          62         1967
 City, Missouri
Henry Royer, Chairman of the Board & President, Firstar       62         1984
 Bank of Cedar Rapids, N.A., Cedar Rapids, Iowa
Robert W. Schlutz, President, Schlutz Enterprises             58         1989(2)
 (Diversified Farming and Retailing), Columbus Junction,
 Iowa
Anthony R. Weiler, Chairman & Chief Executive Officer,        57         1979(2)
 Chittenden & Eastman Company (Furniture Manufacturer &
 Distributor), Burlington, Iowa

- --------
(1) Except as otherwise noted, all nominees have served in their current position for five years or more as of the date of this proxy. All other information is as of January 1, 1994. All nominees are also the current directors of IES Utilities.
(2) Under the Merger Agreement forming IES Industries, six members of the Iowa Southern Board were designated by the Iowa Southern Board for appointment and reelection to the IES Industries Board. These directors were elected on the date specified to the Iowa Southern Board and have been serving on the IES Industries Board since July 1, 1991.
(3) Dr. Daly became Dean of Leonard Stern School of Business, New York University, New York, New York on August 1, 1993. Prior thereto he had served as Dean, College of Business Administration, The University of Iowa, Iowa City, Iowa since July 1, 1983.
(4) Mr. Fisher was elected Executive Vice President & Chief Financial Officer effective January 1, 1991. Before that time, he was employed by Consumers Power Company since 1967, serving as Vice President/Finance since 1986 and Treasurer since 1990.

  Certain directors of IES Industries are directors of other publicly held corporations: Mr. Liu is a director of HON Industries Inc., an office equipment manufacturer, in Muscatine, Iowa; a director of Principal Financial Group, an insurance company, in Des Moines, Iowa; and a director of Eastman Chemical Company, a diversified chemical company, in Kingsport, Tennessee. Mr. Ray is a director of the Maytag Company, an appliance manufacturer, in Newton, Iowa; a director of AEGON USA, Inc., an insurance company, in Cedar Rapids, Iowa and a director of Norwest Bank of Iowa, in Des Moines, Iowa.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL NOMINEES.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS

  The IES Industries Board does not know of any person who beneficially owns 5% or more of the outstanding Common Stock of the Company.

SECURITY OWNERSHIP OF MANAGEMENT

  Set forth below is certain information with respect to beneficial ownership of the Common Stock of the Company as of February 28, 1994 by each current director and nominee for director, certain executive officers and by all directors and listed executive officers of the Company as a group:

                                                            AMOUNT AND
                                                            NATURE OF   PERCENT
                                                            BENEFICIAL    OF
      NAME OF BENEFICIAL OWNER                             OWNERSHIP(1)  CLASS
      ------------------------                             ------------ -------
      C.R.S. Anderson.....................................    19,000      .07%
      J. Wayne Bevis......................................       250       (2)
      Robert F. Brewer....................................    28,274      .10%
      Dr. George Daly.....................................     1,500       (2)
      Blake O. Fisher, Jr.................................     7,863      .03%
      G. Sharp Lannom, IV.................................       800       (2)
      Dr. Salomon Levy....................................     1,320       (2)
      Lee Liu.............................................    24,192      .09%
      Rene H. Males.......................................     5,401      .02%
      Robert D. Ray.......................................     1,000       (2)
      David Q. Reed.......................................    14,252      .05%
      Larry D. Root.......................................    10,490      .04%
      Henry Royer.........................................     1,454       (2)
      Robert W. Schlutz...................................       584       (2)
      Anthony R. Weiler...................................     1,802       (2)
      Robert J. Kucharski.................................     1,605       (2)
      All listed executive officers and directors of the
       Company as a group (16 persons)....................   119,787      .42%

- --------
(1) Includes ownership of shares by family members even though beneficial ownership of such shares may be disclaimed.
(2) Less than .01% of the Class (Common Stock).

OTHER TRANSACTIONS

  S. Levy, Incorporated, an engineering and management consulting firm of which Dr. Salomon Levy, a current director not running for reelection as a director of IES Industries, is Chairman and Chief Executive Officer, performed consulting services for Iowa Electric in 1993 for which it was paid $445,931. IES Utilities has a service contract with S. Levy, Incorporated pursuant to which it supplied these services and under which it will provide services in 1994.

  The Company has a contract with Blue Cross and Blue Shield of Iowa for administration of its employee health insurance plan, as it has had for many prior years. In 1993, the Company paid $391,751 to Blue Cross and Blue Shield of Iowa. As previously stated, Mr. Ray is President & Chief Executive Officer of the insurance company.

FUNCTIONING OF THE BOARD OF DIRECTORS AND COMMITTEES

  IES Industries' Board has an Executive Committee, an Audit Committee, a Nominating Committee and a Compensation Committee.

  Current members of the Executive Committee are Lee Liu, Chairman, C.R.S. Anderson, David Q. Reed and Henry Royer. The Committee met six times during 1993. It is empowered with all of the authority vested in the IES Industries Board, subject to certain limitations, and may act when the IES Industries Board is not in session.

  Current members of the Audit Committee are C.R.S. Anderson, Chairman, J. Wayne Bevis, Robert D. Ray and Robert W. Schlutz. The Committee met twice during 1993. The principal functions of the Committee are to review IES Industries' internal audit activities, including reviews of the internal control procedures; to oversee the compliance process; to recommend to the IES Industries Board an independent public accounting firm to be IES Industries' auditors; and to approve the audit arrangements and audit results. Both the internal and independent auditors have direct and independent access to the Audit Committee.

  Current members of the Nominating Committee are David Q. Reed, Chairman, Lee Liu, Robert D. Ray and Anthony R. Weiler. The Committee met once during 1993. Its principal function is to review and recommend to the IES Industries Board nominees to serve on the Board and its committees. While there are no formal procedures, the Committee considers nominees brought to its attention by other members of the IES Industries Board, members of management and Shareholders.

  Current members of the Compensation Committee are Henry Royer, Chairman, Dr. George Daly, G. Sharp Lannom, IV and Dr. Salomon Levy. The Committee met five times during 1993. The principal functions of the committee are to review and make recommendations to the IES Industries Board on the salaries and other compensation and benefits of the elected officers of IES Industries and its subsidiaries, and to review and administer incentive compensation or similar plans for officers and other key employees of IES Industries and its subsidiaries. The report of the Compensation Committee is included later in this Proxy Statement.

  IES Industries Board met six times in 1993. The various committees of the Board met an aggregate of fourteen times. All of the directors attended 80% or more of these meetings.

COMPENSATION OF DIRECTORS

  Non-employee directors of IES Industries receive fees of $10,000 per year plus $600 per meeting attended. Non-employee directors serving on the Executive or Compensation Committees receive $750 per committee meeting attended, and those serving on the Audit or Nominating Committee receive $600 for each committee meeting attended. In addition, non-employee directors serving as chairman of a committee receive an annual fee of $1,500 for serving in such capacity. Directors who are officers received a one-time fee of $10,000 and meeting fees for two board meetings for 1993 and will not receive any fees in future years. Directors who are officers do not receive any fees for attendance at meetings of committees of which they are members.

  Under the Director Retirement Plan, the Company provides a retirement or death benefit to directors in an amount equal to 80% of the annual directors fee. Such amount is payable annually, based upon length of service, to directors who have served at least four years, for a maximum period of eight years.

  The Company makes available to members of the Board of Directors a business travel accident insurance policy at an annual cost to the Company of $10 per director. No director received any payments under such policy in 1993.

  The following table shows, for the fiscal years ending December 31, 1991-1993, the cash compensation paid by the Company and its subsidiaries as well as certain other compensation paid or accrued for those years, to the Chief Executive Officer and to each of the four most highly compensated executive officers of the Company and its subsidiaries:

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                      ANNUAL COMPENSATION           COMPENSATION
                               ------------------------------------ ------------
                                                                     RESTRICTED
   NAME AND PRINCIPAL                                OTHER ANNUAL      STOCK        ALL OTHER
      POSITION(1)         YEAR  SALARY     BONUS(3) COMPENSATION(4)  AWARDS(5)   COMPENSATION(6)
   ------------------     ---- --------    -------- --------------- ------------ ---------------
Lee Liu--Chairman of the  1993 $307,450(2) $157,500     $1,625           *           $10,571
 Board, President &       1992  298,600(2)   71,250        798        $186,750         9,518
 Chief Executive Officer  1991  295,450(2)   85,000        N/A(7)      259,375           N/A(7)
- ------------------------------------------------------------------------------------------------

Blake O. Fisher, Jr.--    1993  212,475(2)   81,974        720           *             4,392
 Executive Vice
 President                1992  204,959(2)   50,000        386          32,868         3,070
 & Chief Financial
 Officer                  1991  199,200(2)  116,439        N/A(7)       25,538           N/A(7)
- ------------------------------------------------------------------------------------------------

Larry D. Root--President
 and                      1993  200,694(2)   77,176      2,168           *             5,948
 Group Executive, Energy  1992  194,069(2)   37,724      1,051          28,355         6,748
 Delivery and Nuclear
 Group                    1991  182,075(2)   38,808        N/A(7)       42,563           N/A(7)
- ------------------------------------------------------------------------------------------------

Rene H. Males--President  1993  179,024(2)   65,100        404             --         25,817
 and Group Executive,     1992  179,218(2)   22,800         94             --            901
 Generation and
 Engineering Group        1991  161,863(2)      --         N/A(7)          --            N/A(7)
- ------------------------------------------------------------------------------------------------

Robert J. Kucharski--
 Vice                     1993  121,872      35,000      2,781           *             4,650
 President,
 Administration           1992  118,684      16,195      1,372           7,968         5,262
 & Secretary              1991  113,176      18,085        N/A(7)       14,188           N/A(7)

- --------
*The grants of restricted stock pursuant to the long-term incentive plan for the 1993 plan year have not been determined as of the date of this Proxy Statement. See footnote (5) below for a discussion of restricted stock grants.
(1) Messrs. Root and Males were officers of the registrant until February 1, 1994. They are no longer officers of the registrant, but are officers of IES Utilities Inc., a wholly-owned subsidiary of the registrant.
(2) The amounts reported as salary include, for each director, fees and payments in lieu of directors fees for Messrs. Liu, Fisher and Root of $11,200 in 1993, $13,600 in 1992, and $14,200 in 1991. Director's fees and payments in lieu of director's fees for Mr. Males were $11,200 in 1993, $13,600 in 1992, and $11,800 in 1991.

(3) The Company does not pay bonuses. The amounts listed represents awards under the Management Incentive Compensation Plan, the Company's annual incentive plan, for the plan year, with cash payment made in the subsequent calendar year.
(4) The 1993 amounts shown as Other Annual Compensation represent the earnings for the Key Employee Deferred Compensation Plan in excess of 120% of the applicable federal long-term rate provided under Section 1274 (d) of the Internal Revenue Code in the following amounts: Mr. Liu--$1,625, Mr. Fisher--$720, Mr. Root--$2,168, Mr. Males--$404, and Mr. Kucharski--$2,781.
(5) The grants of restricted stock have been made on June 1st since 1988, with one-third of the grant being restricted for one year, one-third being restricted for two years and one-third being restricted for three years. In addition, in both December 1992 and June 1993, Mr. Liu received grants of 4,000 shares, which will vest at retirement. Restricted stock is considered outstanding upon grant date and dividends are paid to the eligible officers on these shares while restricted. The amounts shown in the table above represent the value of the grants based upon closing price of IES Industries Common Stock on the grant date. The grant date is in the calendar year following the plan year. At December 31, 1993, the listed officers had restricted stock for which restrictions had not lapsed (based upon the December 31, 1993 closing price of IES Industries Common Stock) as follows:

                                                                 SHARES  VALUE
                                                                 ------ --------
      Lee Liu................................................... 17,333 $541,656
      Blake O. Fisher, Jr.......................................  2,767   86,469
      Larry D. Root.............................................  2,411   75,344
      Rene H. Males.............................................    --       --
      Robert J. Kucharski.......................................  1,023   31,969

    No stock options nor stock appreciation rights have been awarded to any executive officers.
(6) Amounts shown for 1993 represent: (a) contributions by the Company to the applicable employee savings plans in the following amounts: Mr. Liu-- $3,504, Mr. Fisher--$3,161, Mr. Root--$2,978, Mr. Males--$1,691, and Mr.
    Kucharski--$1,931; (b) amount included in W-2 earnings for life insurance coverage in excess of $50,000 in the following amounts: Mr. Liu--$7,067, Mr. Fisher--$1,231, Mr. Root--$2,970, Mr. Males--$2,387, and Mr.
    Kucharski--$2,719; and (c) amounts paid to Mr. Males of $11,409 as a relocation allowance and $10,330 for reimbursement of moving expenses.
(7) Pursuant to the transition rules promulgated by the Securities and Exchange Commission, only information for 1993 and 1992 has been provided.

IES INDUSTRIES PLANS

  IES Industries Pension Plans: IES Industries, IES Utilities and the Cedar Rapids and Iowa City Railway Company have non-contributory retirement plans covering employees who have at least one year of accredited service. Directors who are not officers do not participate in the plans. Maximum annual benefits payable at age 65 to participants who retire at age 65, calculated on the basis of straight life annuity, are illustrated in the following table:

                               PENSION PLAN TABLE

AVERAGE OF HIGHEST ANNUAL     ESTIMATED MAXIMUM ANNUAL RETIREMENT BENEFITS
  SALARY (RENUMERATION)                  BASED ON SERVICE YEARS
    FOR 3 CONSECUTIVE       -----------------------------------------------------
  YEARS OF THE LAST 10         15         20         25         30         35
- -------------------------   --------   --------   --------   --------   --------
   $125,000                 $ 26,400   $ 35,200   $ 44,000   $ 52,800   $ 61,600
    150,000                   32,000     42,700     53,300     64,000     74,700
    175,000                   37,650     50,200     62,750     75,300     87,850
    200,000                   43,300     57,700     72,125     86,550    100,975
    225,000                   48,900     65,200     81,500     97,800    114,100
    250,000                   54,525     72,700     90,875    109,050    115,641
    300,000                   65,775     87,700    109,625    115,641    115,641
    400,000                   88,350    115,641    115,641    115,641    115,641
    450,000                   99,600    115,641    115,641    115,641    115,641
    500,000                  110,850    115,641    115,641    115,641    115,641

- --------
  For 1993, $115,641 is the maximum benefits allowable under the retirement plans prescribed by Section 415 of the Internal Revenue Code. The 1994 maximum is $118,800.

  With respect to the officers named in the Summary Compensation Table, the remuneration for retirement plan purposes would be substantially the same as that shown as "Salary" excluding amount paid as director fees. As of December 31, 1993, the officers had accredited years of service for the retirement plan as follows: Lee Liu, 36 years; Blake O. Fisher, Jr., 3 years; Larry D. Root, 23 years; and Robert J. Kucharski, 19 years.

  IES Industries has a non-qualified Supplemental Retirement Plan for eligible officers of IES Industries and IES Utilities. The plan provides for payment of supplemental retirement benefits equal to 69 percent of the officer's base salary in effect at the date of retirement, reduced by benefits receivable under the qualified retirement plan, for a period not to exceed 18 years following the date of retirement. In the event of the death of the officer following retirement, similar payments reduced by the joint and survivor annuity of the qualified retirement plan will be made to his designated beneficiary (surviving spouse or dependent children), if any, for a period not to exceed 12 years from the date of the officer's retirement. Thus, if an officer died 12 years after retirement, no payment to the beneficiary would be made. Death benefits are provided on the same basis to a designated beneficiary for a period not to exceed 12 years from the date of death should the officer die prior to retirement. The Supplemental Retirement Plan further provides that if, at the time of the death of an officer, the officer is entitled to receive, is receiving, or has received supplemental retirement benefits by virtue of having taken retirement, a death benefit shall be paid to the officer's designated beneficiary or to the officer's estate in an amount equal to 100% of the officer's annual salary in effect at the date of retirement. Under certain circumstances, an officer who takes early retirement will be entitled to reduced benefits under the Supplemental Retirement Plan. The Supplemental Retirement Plan also provides for benefits in the event an officer becomes disabled under the terms of the qualified retirement plan. IES Industries has purchased life insurance on the participants sufficient in amount to finance actuarially all of its future liabilities under the Supplemental Retirement Plan and IES Industries is the owner and beneficiary of all such life insurance. The Supplemental Retirement Plan has been designed so that if the assumptions made as to mortality, experience, policy dividends, tax credits and other factors are realized, IES Industries will fully recover all of its premium payments over the life of the Supplemental Retirement Plan.

  Messrs. Liu, Root and Kucharski have elected to continue under supplemental retirement agreements previously provided to them by the Company with provisions for payment of benefits equal to 75 percent of the officer's base salary, for a period not to exceed 15 years following the date of retirement, and payment to the surviving spouse or dependent children for a period not to exceed 10 years following the date of retirement. Mr. Males has elected to continue under a supplemental retirement agreement previously provided to him by IS Utilities with provisions for payment of benefits equal to 65 percent of base salary for life, subject to consumer price index adjustment, and payments to survivors after death of the officer for a period not to exceed 15 years following the date of retirement.

  Executive Guaranty Plan: IES Industries Board has approved an Executive Guaranty Plan (the "Guaranty Plan") for eligible officers of IES Industries and its principal subsidiary, IES Utilities. The purpose of the Guaranty Plan is to promote flexibility in financial planning of participating officers and to provide an inducement to new officers in order to retain and attract the best possible executive management team. Under the Guaranty Plan, IES Industries guarantees loans within defined limits, based on salary level and years of service made to participating officers for various specified purposes, including real estate acquisitions and purchases of IES Industries Common Stock. As of December 31, 1993, guarantees of $89,996, $57,967, $50,000, and
$58,000 were outstanding for Messrs. Liu, Root, Fisher and Kucharski, respectively.

  Executive Change of Control Agreements: In 1991, IE Industries entered into certain agreements with eleven of its executive officers, including Messrs. Liu, Root, Fisher, who were also directors of IE Industries, and Mr. Kucharski. IE Industries' merger with Iowa Southern constituted a change of control of IE Industries for purposes of these agreements. Accordingly, if an executive officer is terminated within a three-year period following the consummation of the merger, July 1, 1991, the surviving corporation (IES Industries) will be required to continue the executive officer's salary and provide certain other benefits as described below. These agreements provide for salary continuation and certain other benefits in the event the executive is terminated within a three-year period following a "change of control" of IES Industries. Change of Control for these agreements is as described in IES Industries Restated Articles of Incorporation and, in addition, will be deemed to have occurred, if following a merger, consolidation or reorganization, the owners of the capital stock entitled to vote in the election of directors of IES Industries prior to the transactions own less than 75% of the resulting entity's voting stock or during any period of two consecutive years, individuals who, at the beginning of such period constitute the Board of Directors of the parent company, cease for any reason to constitute at least a majority of the Board of Directors of any successor organization. IES Industries, following termination of any officer except for just cause, death, retirement, disability or voluntary resignation (other than resignation under certain circumstances), agrees to continue the executive's salary at a level equal to his salary just prior to termination for a period up to but not to exceed thirty-six months. Additionally, certain benefits, including life insurance and health and medical insurance, as well as incentive awards, equal to that awarded executives of the same or comparable designation will be payable for a like period. In the event the executive dies during the period of these payments, salary and benefits as described above shall be payable during the remainder of the term to the executive's surviving spouse or his estate. The executive will also become immediately vested and entitled to receive awards of Restricted Stock or other rights granted to the executive under the IES Industries Long Term Incentive Plan. With respect to those executives who were 56 or older at the time of the change of control and with respect to Mr. Root, the Supplemental Retirement Plan of IES Industries is specifically amended to provide that the executive is immediately vested and entitled to receive, at normal retirement age, benefits provided under the Supplemental Retirement Plan, including benefits payable to the spouse or dependent child in the event of his death during the period to which he was otherwise entitled to such benefits.

  IES Industries believes that these agreements enable IES Industries to employ key executives who can approach major business decisions objectively and without concern for their personal situations. Each agreement is effective for three years following execution and shall be deemed thereafter to be extended automatically for one-year periods unless the IES Industries Board terminates such agreement.

IS UTILITIES PLANS

  IS Utilities Pension Plan: IS Utilities provided a contributory pension plan which covered substantially all non-collective bargaining employees who have completed the minimum eligibility requirements of 1,000 hours in a year. The plan was amended effective January 1, 1991 to be non-contributory. As of December 31, 1993, Mr. Males has two years of accredited service under the Pension Plan. Participants contributed one percent of annual compensation to the Pension Plan through 1990.

  The following table shows the estimated aggregate annual benefits payable under the IS Utilities Pension Plan. Maximum annual benefits payable at age 65 to participants who retire at age 65, calculated on the basis of straight life annuity, are illustrated in the following table:

                               PENSION PLAN TABLE

AVERAGE OF HIGHEST ANNUAL     ESTIMATED MAXIMUM ANNUAL RETIREMENT BENEFITS
  SALARY (RENUMERATION)                  BASED ON SERVICE YEARS
    FOR 3 CONSECUTIVE         --------------------------------------------
  YEARS OF THE LAST 10         15         20         25         30         35
- -------------------------   --------   --------   --------   --------   --------
        $125,000            $ 23,440   $ 31,250   $ 39,060   $ 46,880   $ 54,690
         150,000              28,125     37,500     46,875     56,250     65,625
         175,000              32,810     43,750     54,680     65,625     76,560
         200,000              37,500     50,000     62,500     75,000     87,500
         225,000              42,190     56,250     70,310     84,375     98,440
         250,000              46,875     62,500     78,125     93,750    109,375
         300,000              56,250     75,000     93,750    112,500    115,641
         400,000              75,000    100,000    115,641    115,641    115,641
         450,000              84,375    112,500    115,641    115,641    115,641
         500,000              93,750    115,641    115,641    115,641    115,641

- --------
  For 1993, $115,641 is the maximum benefits allowable under the retirement plans prescribed by Section 415 of the Internal Revenue Code. The 1994 maximum is $118,800.

  IS Utilities Senior Executive Severance Agreements: Individual agreements providing for severance pay were entered into by IS Utilities and four senior executives, including Mr. Males. The benefits to be provided are generally as follows: a lump sum payment equal to the executive's salary for a payment period equal to the greater of 24 months, or one month multiplied by years of service with a limit of 30 months. Mr. Males's agreement provides for the greater of 24 months or the period between the date his employment terminates and January 28, 1996. In addition, each covered senior executive will be entitled to continuation of life and health insurance coverage during the payment period and reimbursement of certain other expenses.

  For the other three senior executives, the severance payments will be made only to those senior executives employed by IS Utilities on July 1, 1991 and whose employment is involuntarily terminated (except for cause) by IS Utilities within the 36-consecutive month period following such change in control (including as a result of the merger). With respect to each senior executive, benefits are based upon the annual rate of the senior executive's base compensation immediately prior to his date of termination. Each of the individual agreements provides that in no event shall the benefits determined thereunder be based on a period that extends beyond the senior executive's normal retirement date (as such term is defined under the IS Utilities Pension
Plan).

  An individual will be deemed to be involuntarily terminated for reasons other than cause if he resigns after (A) a significant change in the nature or scope of the individual's authorities or duties from those commensurate with his position and authority immediately prior to the change in control; (B) a material adverse change in the individual's compensation or any of his benefits, in the aggregate, compared to his compensation and benefits, in the aggregate, immediately prior to the change in control; (C) the relocation of

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his office to a location more than 50 miles from the location of his office immediately prior to the change in control; or (D) the failure by IS Utilities to obtain a satisfactory agreement from any successor to assume and agree to perform the severance benefit agreement. In addition, an individual will be deemed to be involuntarily terminated for reasons other than cause if he resigns after a reasonable determination by him that, as a result of a change in control and in circumstances thereafter, he is unable to exercise the authorities, powers, functions or duties associated with his position and contemplated by the agreement.

EMPLOYMENT AGREEMENTS

  IES Industries and IES Utilities Inc. entered into an employment agreement (the "Liu Agreement") with Lee Liu, which became effective July 1, 1991. The Liu Agreement provides that Mr. Liu shall be employed as President, Chief Executive Officer and Chairman of the Executive Committee of IES Industries and as Chief Executive Officer and Chairman of IES Utilities from July 1, 1991 until April 1995, which period shall be automatically extended unless at least six months prior to any expiration thereof either IES Industries or IES Utilities or Mr. Liu shall give notice that they do not wish to extend such time (the "Period of Employment"). The Liu Agreement also provides that he shall become Chairman of the Board at such time as C.R.S. Anderson ceases to serve in such position. This occurred on July 1, 1993. The Liu Agreement provides that Mr. Liu shall provide consulting services to the Company for three years ( the "Period of Consulting") after the conclusion of the Period of Employment.

  During the Period of Employment, Mr. Liu will be paid a base annual salary of at least $275,000, and will be entitled to participate in all incentive compensation plans applicable to the positions he holds and all retirement and employee welfare benefit plans. During the Period of Employment, Mr. Liu's incentive compensation shall be at least equal to that paid to the Chairman of the Board of IES Industries.

  If Mr. Liu's employment is terminated without his consent by IES Industries or IES Utilities during the Period of Employment for other than an unremedied material breach or just cause or by his resignation if such resignation occurs after IES Industries fails to cause him to be employed in or elected to the positions specified in the Liu Agreement or after a material diminution in his duties, responsibilities or status, then Mr. Liu shall be entitled to an amount equal to the sum of his base annual salary as of the date of termination plus his average incentive compensation during the three years immediately preceding the date of termination multiplied by the number of years (and fractions thereof) then remaining in the Period of Employment. Mr. Liu also would be entitled to continued insurance coverages and an amount equal to the then present value of the actuarially determined difference between the aggregate retirement benefits actually to be received by him as of the date of termination and those that would have been received by him had he continued to be employed at the base salary in effect at termination through the expiration of the Period of Employment. All his shares of IES Restricted Stock would also vest at that time.

  During the Period of Consulting, Mr. Liu will make himself available for up to 30 days per year, report to the Chief Executive Officer of IES Industries and will earn an annual consulting fee equal to 13.33% of his highest annual base salary during his Period of Employment. If Mr. Liu's consulting services are terminated for reasons other than material breach or just cause, he will be entitled to a lump sum payment equal to the amount of the consulting fee he would otherwise have earned during the Period of Consulting.

CERTAIN SEC FILINGS

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons who own more than 10% of the registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Such officers, directors and Shareholders are required by SEC regulations to furnish the Company with copies of all such reports that they file.

  Based solely on a review of copies of reports filed with the SEC with respect to 1993 and of written representations by certain officers and directors, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis, except for inadvertent late filings by Rene
H. Males (one report covering one transaction) and David Q. Reed (one report covering one transaction).

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